Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

02 MAY 29 AM 11:52

AIR MAIL

Rule 12g3-2(b) File No. 82-5110

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549
U.S.A.

02034484

9 May 2002

SUPPL

Dear Sir/Madam

Lattice Group plc
Rule 12g3-2(b) File No. 82-5110

The enclosed Stock Exchange Announcement are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Lattice Group plc ("the Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

M. Singleterry

Maria Singleterry
Assistant Secretary

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

cc Pamela Gibson
Shearman & Sterling

Enclosure

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

ANNOUNCEMENT MADE TO STOCK EXCHANGE

Rule 12g3-2(b) File No. 82-5110

LATTICE GROUP PLC

NOTIFICATION OF CHANGES TO DIRECTORS' INTERESTS IN SHARES

LATTICE GROUP ALL EMPLOYEE SHARE OWNERSHIP PLAN (AESOP)

Lattice Group plc announces that the Trustees of the AESOP have today, 24 April 2002, allocated 491 Lattice Group plc ordinary shares of 10p each to Mr John Wybrew who participated in the second accumulation period of the Partnership Shares element of the AESOP.

Mr Wybrew's revised beneficial holding following the purchase is 164,980 ordinary shares.

In accordance with the Rules of the Plan, shares were allocated at a purchase price of 152.83p per share, this price being the lower of the Market Value of the Shares at the beginning of the accumulation period (2 October 2001) and the Market Value of the Shares on the allocation date.

Shares must be held in trust for a minimum of five years to be fully tax free, unless the participant leaves for any of the special reasons defined in the Rules.

Following today's allocations to participants, 18,467,281 Lattice Group ordinary shares remain unallocated in the AESOP trust. The Executive Directors, as with other employees, continue to have a potential interest in these shares, being beneficiaries of the Trust.

24 April 2002

Lattice Group Holdings Ltd is part of Lattice Group
Registered in England No. 4042700
Registered Office 130 Jermyn Street, London SW1Y 4UR

THE INFRASTRUCTURE TECHNOLOGY GROUP

130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

Rule 12g3-2(b) File No. 82-5110

Lattice Group plc

Gas Transportation Charges

Transco is rebalancing the NTS transportation charges from 1 July 2002 in order to bring them into line with the proposed changes to its Licence, as recently published by Ofgem. The rebalancing will lead to a marginal increase in the average level of transportation charges of 0.5%.

30 April 2002